June 16, 2025

Michael J. Logozzo
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

       Re: reAlpha Tech Corp.
           Draft Registration Statement on Form S-1
           Submitted June 11, 2025
           CIK No. 0001859199
Dear Michael J. Logozzo:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Blake J. Baron, Esq.